UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on September 23, 2024: Euroseas Ltd. Announces 3-year Charter Contract for its Intermediate Containership, M/V Synergy Busan.

This Report on Form 6-K (which includes Exhibit 1), except for the paragraph in Exhibit 1 beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:”, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-268708) filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 7, 2022 and the Company’s Registration Statement on Form F-3 (File No. 333-269066) filed with the Commission on December 29, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: September 24, 2024	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Announces 3-year Charter Contract for its Intermediate Containership, M/V Synergy Busan

Maroussi, Athens, Greece – September 23, 2024 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today a time charter contract for its 4,250 teu intermediate containership, M/V Synergy Busan, for a minimum period of 36 to a maximum period of 38 months at the option of the charterer, at a gross daily rate of $35,500. The new charter will commence in early December 2024, in direct continuation of its existing charter.

Aristides Pittas, Chairman and CEO of Euroseas commented: “We are very pleased to announce that M/V Synergy Busan has extended its charter contract with a top-class charterer for 36-38 months, at a profitable rate of $35,500/day. This fixture, a strong increase compared to last-done, demonstrates that activity is starting to pick up again and charter market terms remain at very healthy and firm levels. It also seems to indicate that our investment decision to retrofit the vessel with energy saving devices (ESDs), installed during the ship’s drydock last year, is appreciated by the market and paying off. This charter is expected to contribute in excess of about 29.0 million of EBITDA for the minimum contracted period and increase our remaining 2024 charter coverage to about 95%; it also increases our charter coverage for 2025 to about 50%.”

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Container Carriers
MARCOS V(*)	Intermediate	72,968	6,350	2005	TC until Dec-24	$42,200
					TC until Aug-25	$15,000
SYNERGY BUSAN(+)(*)	Intermediate	50,726	4,253	2009	TC until Dec-24 Then until Dec-27	$25,000 $35,500(***)
SYNERGY ANTWERP(*)	Intermediate	50,726	4,253	2008	TC until Mar-25	$26,500(**)
SYNERGY OAKLAND(*)	Intermediate	50,787	4,253	2009	TC until May-26	$42,000
SYNERGY KEELUNG(*)	Intermediate	50,969	4,253	2009	TC until Apr-25	$23,000
EMMANUEL P(*)	Intermediate	50,796	4,250	2005	TC until Apr-25	$21,000
RENA P(*)	Intermediate	50,796	4,250	2007	TC until Apr-25	$21,000
EM KEA(*)	Feeder	42,165	3,100	2007	TC until May-26	$19,000
GREGOS(*)	Feeder	37,237	2,800	2023	TC until Apr-26	$48,000
TERATAKI(*)	Feeder	37,237	2,800	2023	TC until Jul-26	$48,000
TENDER SOUL(+)	Feeder	37,237	2,800	2024	TC until Dec-24	$17,000
LEONIDAS Z (*)	Feeder	37,237	2,800	2024	TC until Mar-26	$20,000
PEPI STAR(*)	Feeder	22,262	1,800	2024	TC until Jun-26	$24,250(**)
EVRIDIKI G(*)	Feeder	34,677	2,556	2001	TC until Feb-25	$40,000
EM CORFU(*)	Feeder	34,654	2,556	2001	TC until Feb-25	$40,000
DIAMANTIS P(*)	Feeder	30,360	2,008	1998	TC until Oct-24	$27,000
MONICA(*)	Feeder	22,262	1,800	2024	TC until May-25	$16,000
STEPHANIA K(*)	Feeder	22,262	1,800	2024	TC until May-26	$22,000(**)
EM SPETSES(*)	Feeder	23,224	1,740	2007	TC until Apr-26	$18,100
JONATHAN P(*)	Feeder	23,357	1,740	2006	TC until Sep-24	$27,000(***)
EM HYDRA(*)	Feeder	23,351	1,740	2005
					TC until Feb-25	$13,000(**)
JOANNA(*)	Feeder	22,301	1,732	1999	In drydock Then from Oct-24 to Aug-26	$16,500(****)
AEGEAN EXPRESS(+)	Feeder	18,581	1,439	1997	TC until Dec-24	$8,000
Total Container Carriers on the Water	23	846,172	67,073

Vessels under construction	Type	Dwt	TEU	To be delivered	Employment	TCE Rate ($/day)
DEAR PANEL	Feeder	37,237	2,800	Jan-2025
SYMEON P	Feeder	37,237	2,800	Jan-2025
Total under construction	2	74,474	5,600

Notes:

(*)

TC denotes time charter. All dates listed are the earliest redelivery dates under each time charter unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**)

Rate is gross of commissions of 2.5% (commissions are, typically, 5-6.25%)

(***)

Rate is gross of commissions of 1.25% (commissions are, typically, 5-6.25%)

(****)

Rate is $19,000 for the first 17 months, $9,500 for the next six months and $16,500 for redelivery range.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 150 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 23 vessels, including 16 Feeder containerships and 7 Intermediate containerships with a cargo capacity of 67,073 teu. After the delivery of its two remaining feeder containership newbuildings in 2025, Euroseas’ fleet will consist of 25 vessels with a total carrying capacity of 72,673 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com

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